CREATIVE MEDIA & COMMUNITY TRUST CORPORATION
TRADING POLICY
1.INTRODUCTION
The prohibitions against insider trading set forth in the federal securities laws play an essential role in maintaining the fairness, health and integrity of our markets. These laws also establish fundamental standards of business conduct that govern our daily activities and help to ensure that our investors’ trust and confidence are not compromised in any way. Consistent with these principles, and as set forth in greater detail below, Creative Media & Community Trust Corporation, a Maryland corporation (the “Company”), forbids any Covered Persons (as defined below) from trading in the securities of the Company or its business partners on the basis of material and nonpublic information. This conduct is frequently referred to as “insider trading.” Every Covered Person must read and retain this policy (the “Policy”) as part of his or her personal file and provide the acknowledgment(s) referenced below. Any questions regarding this Policy should be referred to the Legal Representative.1
2.FUNDAMENTAL PROHIBITION AND KEY TERMS
A.What is prohibited?
The Company forbids any Covered Persons from (i) trading securities of the Company either directly or in any account in which such person has a beneficial interest, if that person is “aware” of material and nonpublic information concerning the Company; (ii) trading securities of any of the Company’s business partners, either directly or in any account in which such person has a beneficial interest, if that person is “aware” of material and nonpublic information concerning such business partner; or (iii) communicating material and nonpublic information about the Company or any business partner to others in violation of the law. In all instances, Covered Persons are prohibited from engaging in securities trading in violation of applicable law. In addition, the Company is also prohibited from trading at any time in securities on the basis of material nonpublic information, consistent with applicable law.
B.Who is an Insider? To whom does this Policy apply?
The concept of an “insider” is broad. It includes officers, directors and employees of a company. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. A temporary insider can include, among others, a company’s attorneys, accountants, consultants, bank lending officers, investment advisers and the employees of such organizations. For purposes of this Policy, “Covered Persons” shall mean officers, directors and employees of the Company and its subsidiaries and members of their households or immediate family (spouse and minor children) and employees of CIM Group (“CIM”) subject to CIM Group’s Code of Ethics and/or Written Supervisory Procedures (including their “Related Persons” as defined in such documents).
1     “Legal Representative” means a lawyer designated by the Company or CIM with primary responsibility for `34 Act matters for the Company.

C.What transactions does this Policy apply to?
This Policy applies to all transactions in the Company’s securities, including common stock, options for common stock, preferred stock and any other securities the Company may issue from time to time, including, without limitation, warrants, convertible debentures and derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options. This Policy also applies to the securities of any of the Company’s business partners, to the extent that persons subject to this Policy come into possession of material and nonpublic information regarding such business partners in the course of their employment with, or the performance of services on behalf of the Company.
D.What is Material Information?
Trading on inside information is not a basis for liability unless the information is material. “Material” information generally is defined as information with respect to which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities.
Among other things, the following types of information are generally regarded as “material”:
•dividend or earnings announcements;
•write-downs or write-offs of assets;
•additions to reserves for bad debts or contingent liabilities;
•expansion or curtailment of company or major division operations;
•merger or joint venture announcements;
•new product/service/marketing announcements;
•new supplier/manufacturing/production announcements;
•material charge/impairment announcements;
•senior management changes;
•changes in control;
•material restatement of previously issued financial statements;
•discovery or research developments;
•criminal indictments and civil and government investigations, litigations and/or settlements;
•pending labor disputes;
•debt service or liquidity problems;
•bankruptcy or insolvency problems;
•tender offers, stock repurchase plans, etc.;
•a material cybersecurity incident or other significant disruption in operations due to a breach or unauthorized access of the Company’s information technology infrastructure; and
•recapitalizations.
Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality and trading should be avoided.

E.What is Nonpublic Information?
Information is nonpublic until it has been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal, Bloomberg or other publications of general circulation would be considered public. By contrast, information would likely not be considered public if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors. As a general rule, information should be considered nonpublic until two trading days after such information has become known publicly.
F.What does it mean to trade “on the basis” of Material and Nonpublic Information?
A person is generally deemed to trade “on the basis of” material and nonpublic information if that person is aware of material and nonpublic information when making the purchase or sale, regardless of whether the person specifically relied on the information in making an investment decision. The law also prohibits the communication of inside information to others and provides for penalties and punitive damages against the “tipper” in certain circumstances.
G.Penalties for Insider Trading; Other Consequences
Penalties for trading on or inappropriately communicating material and nonpublic information are severe, both for the individuals involved and their employers. A person can be subject to some or all of the penalties below, even if he or she does not personally benefit from the violations. Penalties include:
•civil injunctions;
•disgorgement of profits;
•punitive damages (i.e., fines for the person who committed the violation of up to three (3) times the profit gained or loss avoided, whether or not the person actually benefited personally);
•felony convictions which include possible jail sentences; and
•fines and sanctions against the employer or other controlling person.
In addition, upon discovering a violation of this Policy, the Company or CIM, as the case may be, may impose such sanctions as it deems appropriate against the Covered Person involved. Given the serious nature of these matters, sanctions will most likely include one or more of the following: reduction of a discretionary bonus or bonus opportunity to reflect disgorgement of profits or fines, suspension of trading for an appropriate period of time and, if the facts support such action (i.e., no reasonable explanation or mitigating factors exist), appropriate personnel action, which may include termination of employment and reporting of the matter to the legal or regulatory authorities as appropriate.
3.TRADING WINDOW AND PRE-CLEARANCE OF TRADES OF THE COMPANY’S SECURITIES; ADDITIONAL RESTRICTIONS

A.Trading Windows
Subject to the pre-clearance and reporting requirements described below, trading the Company’s securities by Covered Persons will generally be permitted except during the period commencing 15 calendar days prior to the end of each fiscal quarter through the day which is two trading days after financial results for such fiscal quarter are announced publicly. This period will be referred to as the “Trading Blackout Period.” Notwithstanding anything herein to the contrary, the Legal Representative may at any time, in consultation with the President, CFO or Board of Directors, establish “black-out” periods during which no Covered Person is permitted to buy, sell or otherwise trade any of the Company’s securities.
No Trading on Material and Nonpublic Information at Any Time. Even while not during a Trading Blackout Period, any Covered Person who is aware of or possesses material and nonpublic information concerning the Company, whether or not subject to the Trading Blackout Period, may not engage in any transactions in the Company’s securities until the day which is two trading days after such information has become known publicly. Trading in the Company’s securities in the absence of a Trading Blackout Period should not be considered a “safe harbor,” and all Covered Persons must use good judgment in determining whether to purchase or sell the Company’s securities at all times.
B.Pre-Clearance
Any purchase or sale of the Company’s securities by Covered Persons must be pre-cleared with the Legal Representative and/or Compliance at CIM. Further, any such proposed purchase or sale must be completed within three business days from the date of approval. If the trade is not executed within this three-day period, a new pre-clearance request must be made to the Legal Representative and/or Compliance at CIM.
The Legal Representative and/or Compliance at CIM will review and approve or decline the trade request(s) within a reasonable period of time after receipt of such requests, and retain a written record of all inquiries received, and of the response given, and a copy of each response will be provided to the requestor. The failure of the Legal Representative and/or Compliance at CIM to provide a response in a timely manner is not deemed to be an approval of such request.
C.Exceptions
These restrictions on trading do not apply to sales of securities made pursuant to an effective 10b5-1 Plan (pre-set qualified arrangements with a broker which removes the investment decision from the Covered Person) or transactions approved by the Legal Representative. 10b5-1 Plans must be approved by the Legal Representative, and may only be entered into or amended at a time when a Covered Person is not in possession of material and nonpublic information about the Company and are otherwise able to trade in the Company’s securities.

For purposes of this Policy, the Company considers the exercise of stock options for cash under any of the Company’s stock option plans (but not (1) the sale of any shares issued upon such exercise or (2) a cashless exercise as this is accomplished by the sale of a portion of the shares issued upon exercise of the option) to be exempt from this Policy, since the other party to the transaction is the Company itself and the exercise price does not vary with the market but is fixed by the terms of the option agreement or the plan.
D.Restriction on Speculative or Hedging Arrangements
No Covered Person may engage in speculative financial transactions involving the Company’s securities or enter into hedging arrangements with respect to the Company’s securities. Speculative activities include, but are not limited to, buying and selling put and call options with respect to the Company’s securities or engaging in short selling of any of the Company’s securities. Hedging arrangements include, but are not limited to, the purchase of financial instruments or entry into transactions (including prepaid variable forward contracts, equity swaps, collars and exchange funds) designed to hedge or offset any decrease in the market value of equity securities. Holding and exercising options or other securities granted under any of the Company’s equity incentive plans are not prohibited by this policy. Covered Persons should also be aware that Section 16(c) of the Securities Exchange Act of 1934, as amended, prohibits Covered Persons from engaging in short sales of the Company’s securities or equivalent transactions using derivatives, such as puts and calls.
E.Pledging Securities
Covered Persons may pledge the Company’s securities only with the approval of the Legal Representative. The Company recognizes that the pledging of securities can be a beneficial and appropriate financing technique when done prudently, but can also be risky to the pledger (e.g., foreclosure on pledged shares could result in a violation of Section 16 or this Policy) or potentially damaging to the Company if done imprudently. Accordingly, approval should not be granted unless the Covered Person reasonably believes he or she is, and in the future will be, able to perform under the financing transaction without increased pledging of securities or foreclosure upon pledged securities.
4.ACKNOWLEDGEMENT
Each Covered Person is required to sign acknowledgement and certification at such times as the Legal Representative may determine.
5.RESPONSIBILITIES OF AND REPORTING BY THE LEGAL REPRESENTATIVE
To ensure adherence to the Policy, the Legal Representative will undertake appropriate educational efforts to refresh the understanding of each Covered Person of this and other related policies.